

Mail Stop 4561

March 18, 2009

By U.S. Mail and facsimile ((224) 405-4695)

Mr. David W. Nelms
Chairman and Chief Executive Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **Re: Discover Financial Services**
> **Form 10-K for Fiscal Year Ended November 30, 2008**
> **File No. 001-33378**

Dear Mr. Nelms:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended November 30, 2008

1. Revise, in future filings, many of the risk factors to make the disclosures particularized to the Company's situation instead of generalized conditions that affect similar situated entities. In this regard, revise the risk factors to disclose the following:

    a. With regard to the risk on amendments to Regulation AA, revise to disclose the revenue derived from these areas for each of the last 2 reporting periods;

b. With regard to the risk on managing credit risks, revise to disclose the net charge-offs and aggregate non-performings for each of the last 2 reporting periods;

c. With regard to the risk of being unable to securitize, revise to disclose the revenues from securitization for each of the last 2 reporting periods;

d. With regard to the risk relating to deposits, revise to disclose the amount of brokered deposits as the end of each of the last 2 reporting periods; and,

e. With regard to the risk of early amortization of securitization transactions, or the risk of declines in retained interests related to securitizations, revise to disclose the aggregate balance sheet assets relating to securitizations and the net revenue or expenses associated with securitizations for each of the last 2 reporting periods.

Item 7. Management's Discussion and Analysis

Loan Quality, page 62

2. In Note 5 of your financial statements you use individual categories to present the details of your loan receivables as of November 30, 2008 and 2007. In order to promote transparency and full disclosure, please revise future filings starting with your February 28, 2009 Form 10-Q to present the details of your loan receivables for each of the last five years in accordance with the guidance in Item III.A of Industry Guide 3. Please present this information in any future interim filings if a material change in the information presented or the trend evidenced has occurred.

Allowance for Loan Losses, page 63

3. To the extent you have material charge-offs or recoveries in the categories used to present the details of your loan receivables in accordance with Item III.A of Industry Guide 3, please revise future filings starting with your February 28, 2009 Form 10-Q to present charge-off's and recoveries by these categories in accordance with the guidance in Item IV.A of Industry Guide 3 for each of the last five years. Please present this information in any future interim filings if a material change in the information presented or the trend evidenced has occurred.

4. To the extent you have allocated a material amount of allowance for loan losses to the categories used to present the details of your loan receivables in accordance with Item III.A of Industry Guide 3, please revise future filings starting with your February 28, 2009 Form 10-Q to allocate your allowance for loan losses in accordance with the guidance in Item IV.B of Industry Guide 3 for each of the last

five years. Please present this information in any future interim filings if a material change in the information presented or the trend evidenced has occurred.

Funding Sources, page 75

5.   On page 100, you disclose that during 2007 and 2008 you exchanged over $1 billion of your seller's interest in the Discover Card Master Trust I for Class B and Class C subordinated notes from your qualifying special-purpose entity, DCENT, in order to maintain the entity's triple-A rated note status. Please tell us the following:

   a.   How you considered whether the exchanges caused DCENT to no longer qualify as a qualifying special purpose entity. Please provide details of your analysis performed and any technical guidance on which you relied.

   b.   Specifically tell us how you considered whether the exchange was considered a permitted activity as the term is used in paragraph 35b of SFAS 140. If you believe it was, please tell us the specific portion of the legal document that established the special-purpose entity that permitted the exchange.

6.   Please revise future filings to disclose if your special purpose subsidiary, DRFC Funding LLC is consolidated. Also disclose where the liability related to the $1.2 billion portion of the cash collateral which was financed is presented in your financial statements and disclose in one note to your financial statements the amount of assets pledged as security for loans.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies
Loans Held for Sale, page 89

7.   You disclose that you include loans held for sale in your loan receivables balance and that there was no balance in loans held for sale at November 30, 2008 or 2007. To the extent that you have significant balances of loans held for sale in the future, please do not include the balances as loans receivable. Refer to paragraph 13.e of SOP 01-6.

Note 4. Investment Securities, page 99

8.   Please tell us and revise future filings to disclose the cause of the impairment of your held-to-maturity securities. If the impairment is due to causes other than changes in interest rates, please tell us revise future filings to disclose the information you considered (both positive and negative) in reaching the conclusion that the impairment is not other than temporary.

Note 22. Litigation, page 132

9.   We note that you recorded the $473 million "special dividend" accrual to Morgan
        Stanley directly through retained earnings. Please provide us with an enhanced
        description of this transaction and tell us the authoritative literature you used to
        support your accounting treatment. In your discussion of your accounting for this
        transaction, specifically tell us how you considered whether this was a loss
        contingency that should be charged to income based on the guidance in SFAS 5.

Note 23. Fair Value Disclosures, page 133

10.   We note that you transferred your certificated retained interests in DCENT from
        Level 2 to Level 3 due to a significant decrease in, or lack of, transactions in the
        asset-backed-securities market starting in the fourth quarter of 2008. You now
        fair value these securities using a "discount rate reflective of the implied rate of
        return on the last date on which the market was considered active," adjusted for
        certain changes occurring thereafter. Please tell us in detail and revise future
        filings to disclose, the following:

        a. The criteria you used when determining whether the market for a financial
            instrument is active or inactive (i.e. illiquid), and how you interpret the
            definition of an inactive market;

        b. The specific date on which you last considered the market to be "active" and
            the length of time between that date and the date of your fair value
            calculation, and if or how you took that length of time into consideration when
            determining the fair value;

        c. Describe in more detail the specific market changes you considered
            subsequent to the last date on which the market was considered active and the
            quantitative and qualitative impact that each of these changes had on your fair
            value calculation;

        d. In determining the amount to present as transfers into and out of Level 3,
            please revise your future filings to clarify whether you use the fair value at the
            beginning or end of the period;

                                    * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter that keys your response to
our comments, indicates your intent to include the requested revisions in future filings,

includes your proposed disclosure revisions and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Brittany Ebbert at (202) 551-3572 or Michael Volley at (202) 551-3437. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-4518.

Sincerely,

Todd Schiffman
Assistant Director
Financial Services Group